Securities and Exchange Commission
                           Washington, D.C. 20549
                    ------------------------------------

                                 Form 11-K


  [x] Annual Report Pursuant to Section 15 (d) of the Securities Exchange
                                Act of 1934
                For the fiscal year ended December 31, 1997


                                     OR


     [ ] Transition Report Pursuant to Section 15 (d) of the Securities
                            Exchange Act of 1934


                       Commission file number 1-6003



             Federal Signal Corporation 401(K) Retirement Plan (Full title of plans and address of plans if different from that of the issuer named below)



                         Federal Signal Corporation
                     1415 West 22nd Street, Suite 1100
                         Oak Brook, Illinois 60521
                      --------------------------------
           (Name of issuer of the securities held pursuant to the
          plans and the address of its principal executive office)

                        FEDERAL SIGNAL CORPORATION
                          401(K) RETIREMENT PLAN

                           FINANCIAL STATEMENTS

                        DECEMBER 30, 1997 AND 1996

                                CONTENTS


                                                                     Page

Independent Auditor's Report                                           1

Statement of Net Assets Available for Benefits,
December 30, 1997 and 1996                                             2

Statement of Changes in Net Assets Available for Benefits, with Fund
Information,
for the Years Ended December 30, 1997                                  3

Notes to Financial Statements, December 30, 1997 and 1996              5

Schedules:

  1 -  Line 27a - Schedule of Assets Held for Investment Purposes,
       December 30, 1997                                               8

  2 -  Line 27d - Schedule of Reportable Transactions,
       December 30, 1997                                               9

                   INDEPENDENT AUDITOR'S REPORT




Plan Administrator
Federal Signal Corporation
  401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Federal Signal Corporation 401(k) Retirement Plan as of December 30, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 30, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PHILIP ROOTBERG & COMPANY, LLP
Chicago, Illinois
May 28, 1998

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

-------------------------------------------------------------------------------


December 30,                                           1997             1996
-------------------------------------------------------------------------------






Assets

   Contributions receivable from:
     Federal Signal Corporation                      $ 2,917,893     $2,811,029
     Participants                                        727,984        629,866
   Transfer of assets from Victor Products USA, Inc.     357,535        326,365
   Investment at contract value:
     Investment contract at guaranteed rate of 5.62%     184,219        460,059
   Investments at fair value:
     Vanguard Wellington Fund                          8,318,922      6,190,654
     Vanguard Explorer Fund                            2,817,886      2,036,718
     Vanguard Index 500 Portfolio                     30,670,319     20,478,128
     Vanguard Primecap Fund                           16,466,048      8,985,825
     Vanguard Retirement Savings Trust                30,502,270     30,489,182
     Federal Signal Corporation common stock          28,064,641     33,211,081
   Participant Loan Fund                               1,601,897      1,208,114
                                                      ----------      ---------

        Total Assets                                 122,629,614    106,827,021

Liability

   Due to participants of Bassett Tool Division            -            630,400
                                                      ----------      ---------

Net Assets Available for Benefits                   $122,629,614   $106,196,621
                                                     ===========    ===========




See accompanying notes to financial statements
                                                                            2


FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS, WITH FUND INFORMATION

------------------------------------------------------------------------------------------------------------------------------


Year Ended December 30, 1997
------------------------------------------------------------------------------------------------------------------------------



                                                                         Participant Directed
                                                                                                  Federal
                                                                                      Vanguard     Signal
                              Vanguard   Vanguard   Vanguard   Vanguard   Vanguard   Retirement  Corporation  Partic.     Other
                             Investment Wellington  Explorer  Index 500   Primecap    Savings      Common      Loan    Receivables
                             Contracts    Fund        Fund    Portfolio     Fund       Trust        Stock      Fund     (Payables)

Additions

Contributions from employer      $ -    $138,325   $ 65,513    $341,562    $254,726    $626,427   $ 304,960     $ -       $ 96,568
Contributions from participants    -     877,044    478,624   2,350,416   1,512,300   2,156,532   2,029,818       -        106,865
Transfer of assets from Victor
 Products USA, Inc.                -        -          -           -          -         183,304      -            -            -
Interest and dividends         19,729    702,578    293,066     623,852     588,247   1,859,262     450,443    111,371       8,425
Net appreciation (diminution)
 in fair value of investment      -      695,702   (  5,311)  6,196,906   2,881,084      -       (2,850,742)      -            -
                                -----    -------    -------    --------   ---------   ---------   ---------    ------       ------
                               19,729  2,413,649    831,892   9,512,736   5,236,357   4,825,525   (  65,521)   111,371     211,858
                                -----  ---------    -------    --------   ---------   ---------    --------    -------     -------

Deductions

Withdrawals by participants   (65,862)  (822,904)  (136,580) (1,446,481)   (597,217) (1,968,707)  ( 694,498)   (69,842)       -
Loans, net of repayments      (   125)  ( 34,207)  ( 19,824)   (142,099)   ( 24,073)   ( 83,022)  (  70,550)   373,900        -
Transfer of assets to Bassett
 Tool Division                    -     ( 36,551)  ( 10,841)   (167,401)   ( 11,573)   (414,485)  (  71,258)   (21,646)    630,400
Other                             -     (    544)  (    207)   (  1,314)   (    303)   (  3,935)  (     870)      -           -
                              -------   --------   --------    -------     --------     -------    --------     ------     -------
                              (65,987)  (894,206)  (167,452) (1,757,295)   (633,166) (2,470,149)   (837,176)   282,412     630,400
                              -------   --------    -------   ---------    --------    --------     -------    -------     -------

Interfund Transfers          (229,582)   608,825    116,728   2,436,750   2,877,032  (2,342,288) (3,320,851)      -           -
                             --------   --------    -------   ---------   ---------   ---------   ---------     ------     -------

Net Additions (Deductions)   (275,840) 2,128,268    781,168  10,192,191   7,480,223      13,088  (4,223,548)   393,783     842,258

Net Assets Avail.for Benefits -
  Beginning of Year           460,059  6,190,654  2,036,718  20,478,128   8,985,825  30,489,182  17,987,909  1,208,114   3,136,860
                              -------  ---------  ---------  ----------   ---------  ----------  ---------- ---------    ---------

Net Assets Avail.for Benefits -
  End of Year                $184,219 $8,318,922 $2,817,886 $30,670,319 $16,466,048 $30,502,270 $13,764,361 $1,601,897  $3,979,118
                             ========  =========  =========  ========== =========== =========== =========== ==========   =========

See accompanying notes to financial statements

                                                                        3

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS WITH FUND INFORMATION - Continued

------------------------------------------------------------------------------


Year Ended December 30, 1997
------------------------------------------------------------------------------


                                                       Non-Participant Directed
                                        Federal
                                        Signal
                                        Corporation
                                        Common         Receivables
                                        Stock          (Payables)    Total

Additions

  Contributions from employer          $2,035,058     $  1,550      $3,864,689
  Contributions from participants          -              -          9,511,599
  Transfer of assets from Victor
   Products USA, Inc.                      -              -            183,304
  Interest and dividends                  365,508       22,744       5,045,225
  Net appreciation (diminution)
   in fair value of investments        (2,268,741)        -          4,648,898
                                        ---------      -------       ---------
                                          131,825       24,294      23,253,715
                                          -------      -------      ----------

Deductions

  Withdrawals by participants            (907,676)        -         (6,709,767)
  Loans, net of repayments                  -             -              -
  Transfer of assets to Bassett
   Tool Division                            -             -         (  103,355)
  Other                                  (    427)        -         (    7,600)
                                       ----------     --------    ------------
                                         (908,103)        -         (6,820,722)
                                          -------      -------       ---------

Interfund Transfers                      (146,614)        -              -
                                         -------       -------       ---------

Net Additions (Deductions)               (922,892)      24,294      16,432,993

Net Assets Available for Benefits -
  Beginning of Year                    15,223,172         -        106,196,621
                                       ----------      -------     -----------

Net Assets Available for Benefits -
  End of Year                         $14,300,280     $ 24,294    $122,629,614
                                      ==========       =======     ===========

See accompanying notes to financial statements
                                                                      4

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


December 30, 1997 and 1996
-------------------------------------------------------------------------------



1  - Significant Accounting Policies

     Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     Valuation of Investments - Values for securities are based on the quoted net asset value (redemption value) of the respective investment company. Investment contracts are carried at contract value, which approximates fair value. Values for company stock funds are based on their unit closing prices.

     Accounting Method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net gains and losses from securities transactions are computed using the average cost method based on the beginning market value. Contributions are recognized based on payroll dates and accrued if applicable.

     Fees - Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and will not reduce assets of the Federal Signal Corporation ("Company") 401(k) Retirement Plan ("Plan"). Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.


2  - Description of Plan

     The  following   description  of  the  Plan  provides  only  general
     information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering a majority of the Company's employees who have three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On April 1, 1994, the plan sponsor adopted the Vanguard Prototype 401(k) Savings Plan.

     Contributions - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6% of compensation, limited to a maximum employer and employee contribution of 23%, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or participant eligible months in Plan.

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


December 30, 1997 and 1996
-------------------------------------------------------------------------------



     Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and is charged with an allocation of investment management fees, and, for terminated employees, administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions depending on location. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service.

     Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") including Federal Signal common stock. Participants may change their investment by calling Vanguard.

     Participant Notes Receivable - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid over a longer reasonable period as determined by the plan administrator. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

     Forfeited Accounts - At December 30, 1997, forfeited nonvested accounts totaled $32,794. These accounts are used to reduce future employer contributions. Also, in 1997, employer contributions were reduced by $39,843 from forfeited nonvested accounts.


3 -  Related Party Transactions

     Substantially all assets of the Plan are held in trust by the Vanguard Group, trustee for the Plan. Administrative and trustee fees in the amount of $111,560 and $106,326 were paid during the years ended December 30, 1997 and 1996, respectively, from the Company and Plan assets.

     The   Plan   has   no   reportable   transactions   with   nonexempt
     parties-in-interest as defined by the Department of Labor for the years ended December 30, 1997 and 1996.

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------


December 30, 1997 and 1996
-------------------------------------------------------------------------------



4 -  Mergers and Dispositions

     On December 27, 1996, the Company sold its Bassett Tool Division to an unrelated entity. Participant accounts were not transferred to the new sponsor until May 6, 1997. The statements of net assets available for benefits and changes in net assets available for benefits reflect the liability of the fair value at December 30, 1996, of the assets transferred in 1997, of $630,400. The actual amount transferred on May 6, 1997, including earnings to date, was $733,755 and is reflected on the statement of changes in net assets available for benefits for the year ended December 30, 1997.

     On January 1, 1997, the Victor Products USA, Inc. Profit Sharing Plan was merged into the Plan. The transferred net assets have been recognized in the accounts of the Plan as of January 1, 1997, at their balances as previously carried in the accounts of the Victor Products USA, Inc. Profit Sharing Plan. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from January 1, 1997. The fair value of transferred investments was $183,304.


5 -  Income Tax Status

     The Internal Revenue Service ("IRS") has ruled that the Vanguard Prototype 401(k) Savings Plan which was adopted by the plan sponsor qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code ("IRC") by a letter dated September 7, 1994. The IRS has determined and informed the Company by a letter dated July 31, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC.


6 -  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


FEDERAL SIGNAL CORPORATION                                     Schedule 1
401(K) RETIREMENT PLAN
LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

-------------------------------------------------------------------------------


December 30, 1997
-------------------------------------------------------------------------------



                                         EIN:  36-1063330

                                             PN:  004


      (a)
  Party-in-                                                                                         (e)
   Interest           (b)                                 (c)                        (d)            Current
Identification  Identity of Issue            Description of Investment               Cost             Value

     *          New England Life             Unallocated Insurance Contracts (1)      $  184,219     $ 184,219
     *          Vanguard Retirement
                Savings Trust                Common/Collective Trust                  30,502,270    30,502,270
     *          Vanguard Explorer Fund       Registered Investment Company             2,735,126     2,817,886
     *          Vanguard Primecap Fund       Registered Investment Company            12,195,153    16,466,048
     *          Vanguard Wellington Fund     Registered Investment Company             7,016,095     8,318,922
     *          Vanguard Index 500 Portfolio Registered Investment Company            19,354,964    30,670,319
     *          Federal Signal Stock         Company Stock Fund                       23,914,599    28,064,641
     *          Participant Loan Fund        Interest at rates from 7% to 10.04%            -        1,601,897
                                                                                      ----------    ----------

         Total                                                                        95,902,426  $118,626,202
                                                                                      ==========   ===========


(1)  Guaranteed rate is 5.62% and maturity date is September 30, 1998.


FEDERAL SIGNAL CORPORATION                                                                                       Schedule 2
401(K) RETIREMENT PLAN
LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

----------------------------------------------------------------------------------------------------------------------------------


Year Ended December 30, 1997
----------------------------------------------------------------------------------------------------------------------------------



                                                     EIN:   36-1063330

                                                         PN:   004


                                                                                                  (h)
                                                                                (g)             Current
     (a)                 (b)                         (c)          (d)        Historical       Value of Asset          (i)
 Identity of          Description                 Purchase      Selling       Cost of         on Transaction        Net Gain
 Party Involved        of Asset                     Price        Price         Asset              Date               (Loss)
------------------   --------------             -------------  -----------  --------------    --------------        ----------

Vanguard Group       Federal Signal Stock          $6,676,284  $    -       $    -             $6,676,284           $   -
Vanguard Group       Federal Signal Stock               -       6,703,212    5,419,444          6,703,212            1,283,768
Vanguard Group       Vanguard Index 500 Portfolio   8,520,361       -            -              8,520,361                -
Vanguard Group       Vanguard Index 500 Portfolio       -       4,525,051    3,399,284          4,525,051            1,125,767
Vanguard Group       Vanguard Retirement
                      Savings Trust                 9,018,751       -            -              9,018,751                -
Vanguard Group       Vanguard Retirement
                      Savings Trust                     -        9,005,660   9,005,660          9,005,660                -
Vanguard Group       Vanguard Primecap Fund         6,723,474       -            -              6,723,474                -
Vanguard Group       Vanguard Primecap Fund             -        2,124,308   1,634,639          2,124,308              489,669


              Consent of Independent Auditors


We consent to the incorporation, by reference, in the Registration Statement (Form S-8 filed December 28, 1990, and its amendments) to our reports on the latest annual reports with respect to the financial statements and schedules of the Federal Signal Corporation 401(k) Retirement Plan included in the Annual Report (Form 11-K) for the year ended December 30, 1997.




Chicago, Illinois
May 28, 1998
PHILIP ROOTBERG & COMPANY, LLP